January 28, 2021

Confidential

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn:	David Gessert

Sandra Hunter Berkheimer

Re:	CNote Group, Inc.

Offering Statement on Form 1-A

Filed December 18, 2020

File No. 024-11301

Dear Mr. Gessert and Ms. Berkheimer:

On behalf of CNote Group, Inc. (the “Company”), set forth below is the response of the Company to the comments from the staff (the “Staff”) of the Securities and Exchange Commission received by letter dated January 11, 2021, regarding the Company’s Offering Statement on Form 1-A (the “Offering Statement”) filed on December 18, 2020 (File No. 024-11301). For convenience of reference, the text of the comment in the Staff’s letter has been reproduced in italicized type herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Offering Statement.

Amendment No. 1 to Offering Circular dated December 18, 2020

General

1.	Please reconcile the statements on pages 1 and 17 regarding the aggregate principal amount of loans you have made, which disclose $36.3 million and 32.0 million, respectively.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 17 of the Offering Statement to reconcile the loan amounts.

2.	Please tell us whether the indemnification provision of your Terms of Use applies to claims under the federal securities laws.

Response: The Company hereby advises the Staff that the indemnifications provisions of the Company’s Terms of Use do not apply to claims made against the Company under the federal securities laws.

3.	We note on page 7 and elsewhere that after initial maturity, “the funds will be automatically re-invested into a new note at terms prevalent at the time” and the “[a]n investor can change the preference up to 30 days before the maturity date.” In this regard:
•	Disclose this aspect of the offering on the cover page of the offering circular;
•	Revise to clarify if reinvestment will occur upon each subsequent maturity date, or if this will only happen once;

U.S. Securities and Exchange Commission

January 28, 2021

•	Provide disclosure clarifying what you mean by “terms prevalent at the time” and explain how you will determine these terms;
•	Disclose how investors will be informed of the terms of the new notes prior to making their investment decision about the re-investment; and
•	State how investors will be notified of the pending reinvestment as the maturity date approaches.

Response: In response to the Staff’s comment, the Company has added language to the cover page and pages 7 and 27 of the Offering Statement to provide the requested disclosure.

The Offering

CNote Notes, page 7

4.	We note the revisions you made in response to our prior comment 5. We continue to consider you response and may have additional comments.

Response: The Company acknowledges the Staff’s comment.

Our Business, page 20

5.	Please provide disclosure discussing the aspect of your busines that involves “funding BIPOS committees” as disclosed on page 30, explaining how you earn revenue other than interest. Additionally, provide a discussion of your business related to the “technology customization for clients’ needs,” and how you earn revenue there.

Response: In response to the Staff’s comment, the Company has added language on page 20 of the Offering Statement to provide the requested disclosure.

Auto-Invest Program, page 25

6.	We note your response to our prior comment 7. Please revise to further clarify what types of funding sources investors may use to participate in the program. Additionally, disclose how changes in interest rate on the notes will be communicated to program participants.

Response: In response to the Staff’s comment, the Company has added language on page 25 of the Offering Statement to provide the requested disclosure.

7.	Tell us how investors will be able to represent the facts necessary for Rule 251(d)(2)(i)(C) compliance at the outset of participation in the auto-invest program, when it appears such information may be unknown at that time. In that regard explain how an investor will be able to represent what the future aggregate purchase price will be, or what their future annual income, net worth, revenue, or net assets will be.

U.S. Securities and Exchange Commission

January 28, 2021

Response: In response to the Staff’s comment, the Company hereby advises the Staff that, pursuant to the provisions of Rule 251(d)(2)(i)(D), the Company is allowed to rely on a representation of an investor when determining compliance with the investment limitations of Rule 251, provided that the Company does not know at the time of sale that any such representation is untrue. The clear inference from that language is that the onus is on the investor to determine its ability to participate in a Regulation A offering. As the disclosure on page 25 of the Offering Statement clearly describes, at the time an investor elects to participate in the auto-invest program it will be required to make an ongoing representation as to its compliance with the Regulation A investment limitations. Accordingly, it is incumbent on the investor to determine from the outset of participation that the aggregate amount that could be invested will not exceed the investment thresholds, and if, in the future, the investor’s circumstances change, it should alert the Company and discontinue participation if representation can no longer be made. The Company has added language on page 25 of the Offering Statement to make that obligation clear.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

8.	Please revise your MD&A to address the following:
•	Discuss any material changes in financial condition from the end of the preceding fiscal year to the date of the most recent interim balance sheet provided.
•	Discuss any material changes in the results of operations for your interim and annual periods.
•	In your discussion, where you attribute the causes of material changes from year to year or period to period in financial statement line items, provide quantification along with a qualitative analysis. For example, where you attribute the increase in revenue to increased loan volume/originations, quantify the number of loans, the weighted average loan balance, and the weighted average interest rates.

Response: In response to the Staff’s comment, the Company has added language on pages 30-32 of the Offering Statement to provide the requested disclosure.

If you have any questions regarding any of the responses in this letter, please contact me by phone at (312) 558-3722 or via e-mail at croupas@winston.com.

Respectfully submitted,

/s/ Christina T. Roupas

Christina T. Roupas
Partner
Winston & Strawn LLP